

Breakwave Energy, Inc.

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $10,000 to a Maximum Amount of $124,000

Investment Vehicle: SAFE

20% discount

$10M Valuation Cap

Minimum Investment: $100

Incremental Amounts of $100

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Appendix 4 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

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The Company

Name of Company [1]

Breakwave Energy Inc. ("the Company," "the Issuer," "Breakwave")

Address: 3630 33rd Street, San Diego, CA 92104

Website: https://breakwave.energy

Number of Employees: 2

Jurisdiction of Incorporation/Organization: Delaware

Date of Inception: April 24, 2018

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies in the foreseeable future.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

___Breakwave Energy Inc. _____

Issuer

DocuSigned by:

Bill Lyman

B30E6FD2B6FA437...

Signature

William R Lyman

Printed Name

CEO Founder

Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

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DocuSigned by:

Bill Lyman

— B30E6FD2B6FA437...

William Lyman

CEO/Board Chairperson

DocuSigned by:

Andres Hernandez

— 6786D2609143483...

Andres Hernandez

COO/Board Director

[Instructions to this section:

1 - The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.]

Directors [4]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

Name:	William Lyman	Dates of BOARD Service:	April 24, 2018 - present
Principal Occupation:	CEO		
Employer:	Breakwave Energy	**Dates of Service:**	Feb 2, 2020 - Present
Employer's principal business:	Wave energy conversion and associated functions.		
List below all positions and offices with the issuer and the period of time in which the **DIRECTOR** served in the position or office:			
Position 1:	CEO Founder	**Dates of Service:**	2018 to present
Position 2:	n/a	**Dates of Service:**	

Position 3:	n/a		Dates of Service:	

Business Experience: List below the employers, titles and dates of positions held during past three years with an indication of job responsibilities:				

Employer 1:	U.S. Government			

Employer 1's Principal Business:	Federal government			

Title:	Operations / Financial Analyst		Dates of Service:	Feb 2, 2020 - Present

Responsibilities:	Operations / Financial Analyst			

Officers [5]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Name:	William Lyman			

Title:	CEO		Dates of Service:	

Responsibilities:	Chairperson, Board of Directors			

List below any prior positions and offices with the issuer and the period of time in which the **OFFICER** served in the position or office:				

Position 1:	n/a		Dates of Service:	

Responsibilities:	n/a			

Business Experience: List below any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:				

Employer 1:	U.S. Government			

Employer 1's Principal Business:	Federal government			

5

Title:	Operations / Financial Analyst	Dates of Service:	Feb 2, 2020 - Present
Responsibilities:	Operations / Financial analysis		

Name:	Andres Hernandez		
Title:	COO	Dates of Service:	April 2022 - Present
Responsibilities:	Operations oversight		
List below any prior positions and offices with the issuer and the period of time in which the **OFFICER** served in the position or office:			
Position 1:	n/a	Dates of Service:	
Responsibilities:	n/a		
Business Experience: List below any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer 1:	Breakwave Energy		
Employer 1's Principal Business:	Wave energy conversion and associated functions.		
Title:	Supply Chain / Acquisition Manager	Dates of Service:	Feb 2, 2021 - Present
Responsibilities:	Supply Chain / Acquisition Manager		
Employer 2:			
Employer 2's Principal Business:			
Title:		Dates of Service:	
Responsibilities:			

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	% of Voting Power Prior to Offering	% of Voting Power After Offering
William R Lyman	68.03%	62.55%

Table 1. Beneficial Owners ownership percentages as of December 31, 2023

The Business

Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

See Appendix 4. The Offering Page for more information.

Breakwave Energy is a pioneering company focused on the development and deployment of wave energy technology to service behind-the-meter industrial customers. We believe that harnessing the immense, untapped potential of wave energy can provide a substantial portion of the world's electricity needs in a sustainable and environmentally synergistic manner.

Our proprietary technology is designed to harness the immense energy potential of ocean waves, converting it into a continuous source of clean, renewable power. We are developing a unique wave energy conversion system that leverages cutting-edge technology and practicality gained from experience towards ensuring optimal performance and longevity in harsh marine conditions.

Detailed Business Plan

Phase I: Proof of Concept and Validation at Lake Erie

- Lake Erie Project as Priority: With the prototype 80% completed, our immediate focus remains on finalizing and testing our innovative wave energy conversion system at Lake Erie. This phase is pivotal for validating the technology's efficacy and optimizing its performance under real-world conditions.

- Utilization of Existing Resources: Leveraging our access to a state-of-the-art construction facility and the dedicated test site at Lake Erie, we're positioned for the successful build-out and testing phase, ensuring our technology meets rigorous efficiency and scalability criteria.

Phase II: Pilot Project Program Development

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- Global Engagement for Pilot Projects: Actively engaging with strategic partners in Indonesia, the Canary Islands, and India, we're laying the groundwork for impactful pilot projects. These projects are essential for demonstrating the practical application and benefits of our technology in diverse marine environments.

- Innovative Containerization Strategy: Planning for the containerization of our system at Erie, we'll utilize existing manufacturing relationships to streamline the production process. This approach allows for the efficient transportation and installation of our system worldwide, facilitating rapid deployment and scalability.

Phase III: Expansion and Scalability

- Operational Milestones and Expansion: Leveraging the successful outcomes from our pilot projects, we aim to expand our operations, focusing on meeting the specific energy needs and requirements of each region. Our structured approach to scalability ensures we can effectively respond to the global demand for renewable energy solutions.

- Market Penetration and Diversification: With a solid foundation laid by our pilot projects, we plan to penetrate new markets, diversifying our applications and customer base. Our containerized system design allows for flexibility in deployment, making our technology a versatile solution for various coastal and island communities.

Phase IV: Leading the Global Wave Energy Movement

- Meeting Renewable Energy Targets: Our goal is to exceed global renewable energy mandates, solidifying our position as leaders in the wave energy sector. By contributing to a sustainable and clean energy future, we aim to impact positively on environmental preservation and energy security.

- Fostering Global Partnerships for Sustainability: As we scale our operations, we're committed to strengthening and expanding our network of international partners. This collaborative approach is key to driving the global transition towards renewable energy sources, ensuring a sustainable future for all.

Completion and Readiness for Global Deployment

- State of the Prototype: Acknowledging that our prototype in Erie is near completion, we are ready to demonstrate our technology's potential and commence the transition from localized testing to global application.

- Strategic Approach to Pilot Projects: Our containerized system, designed for global deployment, signifies a major step towards realizing our vision. By capitalizing on existing manufacturing relationships, we ensure that our pilot projects serve as a scalable model for worldwide adoption.

Breakwave Energy's phased approach, from the initial focus on Lake Erie to global expansion through strategic pilot projects, underscores our dedication to pioneering a sustainable future powered by wave energy. With the Erie prototype nearing completion and plans in place for the containerized system, we are set to embark on a journey that not only showcases the viability of our technology but also its potential to transform the global energy landscape.

Future Projections

As we move forward, our strategy will be flexible and responsive to changing market conditions and advancements in technology. We are committed to continuous innovation, and our business plan will evolve as we achieve our milestones and learn from our experiences in the market. With the support of our investors, partners, and the broader community, we believe that Breakwave Energy can play a pivotal role in the global transition to renewable energy.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

Not applicable

Risk Factors

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

[Summarize (in bold) and then describe each material factor that makes investing in the Company risky]

[Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.]

Risk Factor 1: Technological Uncertainty

Breakwave Energy is involved in a highly innovative industry, and our success is dependent on the functionality and efficiency of our proprietary technology. While our wave energy conversion system has undergone rigorous testing and shown promising results, it's yet to be fully proven on a commercial scale. The risk exists that our technology might not perform as expected, which could lead to unexpected costs, and or delays. In addition, unforeseen circumstances could occur (force majeure) outside of our control that could negatively affect the operation of the technology or the successful conduct of the company. We have established internal product development and commercialization milestones and dates for achieving development goals. We intend to be aggressive in setting the internal milestones and expect to be generally successful in meeting them. If we experience delays in meeting the development goals or if the products exhibit technical defects or are unable to meet cost or performance goals, including output, useful life and reliability, the commercialization schedule could be delayed. In such an event, potential purchasers of the products may choose alternative sources. We cannot guarantee that we will successfully achieve the milestones in the future.

Risk Factor 2: Regulatory and Permitting Challenges

Our operations are subject to a variety of federal, state, and local regulations, and failure to comply with these regulations could lead to fines, sanctions, or even a cessation of operations. The process to secure necessary permits for testing and installation of wave energy converters can be complex, time-consuming, and uncertain. Any delay or denial in obtaining necessary permits could affect our projected timeline and overall business plan.

Risk Factor 3: Dependence on Key Industrial Partnerships

A significant part of our business model relies on establishing partnerships with industrial entities and other strategic partners. If we are unable to secure these partnerships, or if these partnerships do not yield the expected benefits, it could negatively affect our business. Additionally, the loss of any major partner could have a significant impact on our revenues and growth prospects.

Risk Factor 4: Market Acceptance and Adoption

As a pioneer in wave energy technology, we face risks associated with market acceptance. While we believe in the potential of wave energy, we cannot guarantee that our target markets will adopt our technology at the rate we anticipate. Market reluctance or slower than anticipated adoption could lead to reduced revenues and hinder our growth.

Risk Factor 5: Financial Risks and Future Funding Needs

Our operations and plans require substantial financial resources. Our ability to continue as a going concern and to achieve our business objectives is dependent on our ability to raise adequate funding. There is a risk that we may not be able to secure sufficient funds or that the terms of such funding may not be favorable. Additionally, our financial projections are based on numerous assumptions, and if these assumptions prove incorrect, our actual financial situation could be worse than projected.

Risk Factor 6: Competitive Landscape

The wave energy conversion renewable energy sector is highly competitive, and we face competition from other companies, including those with more resources and experience. While we strive to differentiate ourselves through our unique technology and business model, there is a risk that our competitors could develop superior or more cost-effective solutions, which could negatively impact our market position and growth prospects.

Risk Factor 7: Global and Environmental Factors

Our operations are susceptible to global and environmental factors, including climate change, natural disasters, and geopolitical instability. Changes in sea conditions, for instance, can affect the efficiency of our technology, while geopolitical instability can affect our ability to operate in certain regions.

Risk Factor 8: Impact on Shoreline Ecosystems

Breakwave Energy's installations are planned for near shore locations, which could potentially impact marine and shoreline ecosystems. There is a risk that our operations might affect local wildlife or disrupt the natural balance of the area. We commit to conducting thorough environmental impact assessments and obtaining all necessary environmental permits, but changes in regulations or unforeseen environmental impacts could affect our operations.

Risk Factor 9: Proximity to Off Takers and Grid Connectivity

While proximity to energy off takers is crucial for minimizing transmission losses and infrastructure costs, Breakwave Energy is adopting a forward-looking approach to mitigate these risks. In addition to planning connections with the main power grid, Breakwave Energy is also developing its own microgrid systems. These microgrids will enable localized energy distribution and can function independently or in conjunction with larger grid systems. This strategy enhances our flexibility in site selection and reduces dependence on external grid operators by allowing energy delivery directly to end-users in remote or isolated areas. However, the development and operation of microgrids involve technological, regulatory, and financial challenges that could impact the deployment and effectiveness of these solutions.

Risk Factor 10: Space and Noise Concerns

The installation of Breakwave Energy's wave energy conversion systems requires a certain amount of space and may produce noise, which could raise concerns in areas close to high-end resorts or residential zones. To address these issues, our systems are designed to be containerized and soundproofed, significantly reducing noise emissions. We anticipate that our operations will not be louder than the ambient ocean sounds. Despite these mitigations, resistance from local communities or changes in local regulations regarding noise and space usage could still pose operational challenges. We are committed to engaging with local communities and stakeholders to ensure our operations integrate smoothly into local environments and meet regulatory standards.

Risk Factor 11: Competition and Technological Developments

The renewable energy sector is rapidly evolving, with continuous innovation shaping market dynamics. There is a potential for other companies developing near shore technologies that could compete with Breakwave Energy. While technological advancements may render existing solutions less competitive or even obsolete, Breakwave Energy embraces these changes. We are actively working on integrating microgrid strategies that allow us to leverage new technologies and innovations. This not only enhances our adaptability but also positions us to capitalize on advancements that can be incorporated into our solutions. Despite our proactive stance, there remains a risk that we may not keep pace with industry changes or competitive pressures, which could impact our market position and operational success.

<u>Reliance on Contractors</u>

Breakwave Energy occasionally (20%) relies on a mix of contractors and subcontractors specialized in wave and tidal energy technologies to maintain the performance and integrity of its marine energy systems over the contract period. Our ability to fulfill obligations to customers, investors, and strategic partners could be compromised if these suppliers or subcontractors fail to deliver the agreed-upon services in accordance with specifications, timelines, and budgetary constraints.

Moreover, these suppliers and subcontractors are subject to risks beyond our control, such as natural disasters, financial instability, or other operational setbacks, which could disrupt their capacity to meet their contractual obligations to Breakwave Energy. Such disruptions could in turn affect our operational efficiency and reputation in the renewable energy industry.

<u>Nascent Industry</u>

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Limited Operating History

The Company and its development projects continue to be developed. The Company has limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company. Upon completion of this Offering, the current management and directors of the Company will own beneficially, a significant number of shares of the Company's outstanding Common Stock. Accordingly, it should be anticipated that current executives will continue to have the ability to influence the outcome of all Company actions requiring member approval and the election of our directors.

Lack of a Majority of Independent Directors

At the current time, our Board of Directors has no independent directors. The majority of the Company's directors are shareholders and officers of the Company. As a result of this lack of a majority of independent directors, our Board of Directors will not be able to resolve certain matters and decisions involving potential conflicts, including conflicts of interest, with management by a majority vote of disinterested directors.

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Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Intellectual Property Rights

Our success may depend significantly upon our proprietary and intellectual property rights, which we may not be able to adequately access, protect, or enforce. To protect our proprietary rights, we will rely on a combination of patent, trademark, copyright and trade secret laws as well as confidentiality agreements and protective contractual provisions.

As of December 31, 2023, the Company is the owner by assignment of one pending patent application family. There can be no assurance that any patents will be granted or that any patents issued to us will provide us with any significant protection against competitors. The absence of such protection could adversely affect our business and financial condition. We also cannot provide assurance that others will not assert that our products and services infringe their patents, trademarks or other intellectual property rights.

Despite our efforts to protect our proprietary rights, unauthorized parties may still copy aspects of our products and services, or obtain and use information that we regard as proprietary. Furthermore, others may possibly independently develop substantially equivalent intellectual property. We may have to litigate to enforce our intellectual property, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. Whether or not a successful claim of infringement is brought in our favor or in favor of a third party, such defense and litigation could harm our business, results of operations and financial condition.

Inherent Uncertainty of Financial Projections

Certain financial projections may be provided to you ("Financial Projections"). Such Financial Projections are hypothetical and the actual performance of the Company will depend upon many factors over which we will have little or no control and may not be able to accurately predict, including the degree and nature of competition faced by us, the sales levels and market acceptance of our products and services, collections, interest rates, the economy in general, and many other factors. Moreover, the financial projections do not include all of the assumptions or significant accounting policies required by the guidelines for presentation of projections published by the American Institute of Certified Public Accountants. If the omitted disclosures were included in the Financial Projections, such disclosures might influence an investor's conclusion about the accuracy of the Financial Projections. There can be no assurance that we will achieve the projected levels of financial performance or that the assumptions upon which the Financial Projections are based are reasonably accurate, or that any investor will receive any return on his, her or its investment, or that an investor will not lose his, her or its entire investment.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute our business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1, "Early Closes, Rolling Closes and Material Changes" section), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

SAFE Risks

Indefinite or delayed conversion

The SAFEs issued in the Offering (also sometimes referred to herein as the "Securities") will convert to equity if the company raises an equity financing or may entitle the holder to a portion of Proceeds (as defined in the SAFE) if the Company dissolves, liquidates or conducts a change of control, initial public offering, or direct listing as described in Section 1 of the SAFE and subject to priority of recovery as described in Section 1(d) of the SAFE. . If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

No Voting Rights

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You will have no ability to control the management of the Company. If the SAFE converts, you will own shares that have no voting rights.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out – and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFEs may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment.. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in unpredictable amounts and at unpredictable times.. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities or of equity securities issued upon conversion of the Securities. . The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

Valuation Risk

There is no present market for the SAFEs and the Company has not conducted a third-party valuation to set the offering price of the SAFEs or the Post-Money Valuation Cap or Discount Price (collectively, the "Offering Price") applicable to the SAFEs. The Offering Price was not established in a competitive market thus the price has been set for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering Price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold regardless of the price. The economic terms of the SAFEs have not previously been validated by any arm's lengths transactions in which any other third-party has purchased a SAFE on such terms from the Company prior to the Offering, and the Company may, in the future, conduct additional issuances of SAFEs on economic terms more preferable to future investors than the economic terms of the Offering.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business (e.g., borrowing costs). If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests. No transfer of the SAFEs or if converted the equity securities issued upon conversion of the SAFEs may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if the SAFEs are converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of certain equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the Security.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

No Collective Action

There are no provisions for investors to communicate with each other or take any collective action.

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders other than required by law. Investors in this offering may have less rights than other investors.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities

The Company has the right to issue debt securities that may reduce the available cash to pay debt and reduce available cash to pay a dividend. The Company may issue additional equity or securities that convert to equity which may dilute your holdings. The Company hopes to issue preferred shares to subsequent investors in an Equity Financing which, if it occurs while the SAFEs are outstanding, will trigger the conversion of the SAFEs to the same series of preferred shares as the Company hopes to sell in the Equity Financing, or to a "shadow series" of such preferred shares having rights identical to the preferred shares except that they will comply with Reg CF restrictions and they will be nonvoting. The Company may subsequently issue additional series of preferred shares after conversion of the SAFEs, and such preferred shares may have a liquidation preference superior to the prior series of preferred shares.

Company repurchases of securities

Any repurchase of securities potentially reduces the Company's available funds it also may impact cash available to grow the business and obtain equity or other financings which decrease the potential for a conversion of the SAFE

Sale of the Company or of assets of the Company

As noted in the form of the SAFE set forth in Appendix 3 (also referred to as the "Subscription Agreement"), if there is a Liquidity Event before the termination of the SAFE, the SAFE holder will automatically be entitled (subject to the liquidation priority set forth in the Subscription Agreement) to receive a portion of Proceeds (as defined in the SAFE), due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of

Common Stock of the Company equal to the Purchase Amount divided by the Liquidity Price (as defined in the SAFE). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. A Liquidity Event is defined as a Change of Control, a Direct Listing or an Initial Public Offering (each as defined in the SAFE). See Appendix 3 for further definitions.

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

The Offering

Purpose [9]

[Describe the purpose of the offering]

The Company desires to:

1. Conduct advanced prototyping and rigorous testing of our shore-mounted wave energy conversion technology at our established Lake Erie site, refining its performance and reliability.

2. Accelerate the technological development and commercialization of our innovative wave energy conversion solution, enhancing its efficiency and sustainability.

3. Leverage crowdfunding investments to support the build-out and testing phases at Lake Erie and secure power purchase agreements for future wave energy conversion installation sites, propelling our technology from prototype to market readiness.

Use of Proceeds [10]

[Describe in reasonable detail the intended use(s) of the net proceeds of the offering. If a range of possible uses, identify and describe each use and potential allocation to each.]

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**10,000**	**100%**	**124,000**	**100%**
Less: Raise Green Service Fees	700	7%	8,680	7%
Net Proceeds	**9,300**	**93%**	**115,320**	**93%**
Less: Prototyping and Lake Erie testing	8,300	83%	74,958	60.45%
Less: Business development	0	0%	28,830	23.25%
Less: Legal and administration	1,000	10%	11,532	9.3%
Total Use of Net Proceeds	**9,300**	**93%**	**115,320**	**93%**

The Company's use of proceeds will be strategically aligned with our goals, varying based on the achieved offering amount:

If Target Offering Amount is Reached ($10,000):

- The entirety of the net proceeds will be dedicated to further developing our Lake Erie project. This will include:

- Advanced prototyping and rigorous testing of our shore-mounted wave energy conversion technology.

- Integration of innovative components such as flywheels and enhanced gearing into the Weight Transfer Unit and boom arm to boost efficiency.

- Exploration of saltwater pressurization techniques for future desalination applications.

- Legal and administrative expenses essential for the operation and development of the project.

- At this funding level, our focus remains on refining and proving our technology at the Lake Erie site, laying the groundwork for future expansion.

If Maximum Offering Amount is Reached ($124,000):

- A significant portion of the net proceeds will still prioritize the Lake Erie project, ensuring thorough development and testing to refine our wave energy conversion technology.

- Additional funds will facilitate business development efforts, leveraging the results from the Lake Erie project to initiate discussions and secure power purchase agreements in promising markets such as Indonesia, the Canary Islands, and India.

- Legal and administration costs will be covered to support the expanded scope of activities and potential market entries.

Breakwave Energy recognizes that the renewable energy startup space is dynamic and ever changing. Funds raised might be utilized in a manner that deviates from the list above.

The Company plans to adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

The Company has reached out to prospective investors individually to solicit interest for a potential future offering.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

See Appendix 1

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights? No

Are there any limitations on any voting rights?

The holders of the SAFE securities are not entitled to vote on any matters pertaining to the Company.

Modification of Terms [16]

[Describe any ways in which the terms of the securities may be modified]

The terms of the SAFE security cannot be modified solely by the Company once the securities are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

See Appendix 1

The Company requires written consent in advance of any transfer whether in the first year or thereafter. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights	Other Rights

	(Number or Amount)	(Number or Amount)		
Common Stock	10,000,000	3,620,225	Yes	Certain stock purchase agreements include the following provisions: registration rights, co-sale rights, participation rights, tag along rights,.
Stock Options	Pursuant to Company Stock plan, 575,000 shares of common stock are reserved for stock options and other long term incentives.	The right to purchase up to 519,000 shares of common stock has been granted pursuant to stock option agreements. All of the stock option agreements include provisions for vesting.	If exercised, the common stock acquired from stock option agreements would include voting rights.	

Table 2. Capital Structure as of December 31, 2023

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The rights of any SAFE issued under this Offering will automatically convert into share of stock in connection with the first Equity Financing for stock closed by the Company subsequent to the Offering (while the SAFEs remain outstanding) into a shadow series of **non-voting equity interests**, with rights and preferences identical in all respects to the Equity Interests issued in relevant Equity Financing, except (i) with respect to the original issue price and liquidation preference thereof, which shall reflect the Safe Price, and (ii) with respect to changes or limitations of any other rights or preferences as may be necessary or advisable to enable the Company to comply with Regulation CF. The SAFEs issued in this Offering may (a) require additional information from the Investor and commitments related to the accuracy of such information, as well as an obligation to update such information (as set forth in Sections 4(e), 4(f), 4(g), and 4(h) of Appendix 3); (b) contain the consent that any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in California and agree that venue shall lie exclusively in San Diego County, California.

; (c) require the Investor to indemnify the Company, its owners, Raise Green, and the other SAFE holders together with their respective officers, directors, employees, agents, affiliates, successors and permitted assign in connection with breaches of the Investor's representations and warranties in the SAFE or other Offering Disclosure Documents (as set forth in Section 5(h) of Appendix 3), and (d) contain modified transfer restrictions as set forth in Appendix 2 to the SAFE.

The Company may issue additional SAFE agreements beyond the scope of this offering, or may pursue additional crowdfunding raises through Raise Green prior to closing its first round of stock financing. The Company may issue Notes in the future, and if so, such debt instruments would have senior liquidation preferences to SAFE holders or any outstanding stock.

The existing Common Stock of the Company has all typical rights of shares of stock in a Delaware corporation (including, without limitation and as applicable, voting rights, rights to pro rata distribution of Company statutory information rights applicable to stockholders). The SAFEs sold in the Offering have none of the foregoing rights other than limited rights with respect to dividends on the Common Stock of the Company as stated in Section 5(c) of the SAFEs, limited information rights pursuant to Regulation CF as described in this Form C, and the rights of SAFE holders expressly stated in this Form C.

Each class of security authorized and/or issued by the Company has different rights and/or preferences. The SAFEs are senior or pari passu to outstanding equity securities of the Company, but junior to any outstanding indebtedness and creditor claims of the Company. If the SAFEs convert into equity securities of the Company pursuant to their terms, then such equity securities may be junior to any SAFEs or other convertible instruments issued by the Company in the future.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

No.

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its SAFE obligations. SAFE holders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

In a liquidity or dissolution event of the Company, the SAFE is intended to operate like a standard preferred equity instrument. Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues preferred equity interests at a fixed valuation, the SAFE shall convert (assuming outstanding) into the same type of preferred equity interests issued in such financing (with appropriate adjustment for the original issue price and liquidation preference of such interests) at a price per security equal to the lesser of the price implied by (i) a $10,000,000 post-money valuation cap (the "Valuation Cap"), or (ii) a twenty percent discount to the price per security paid by investors in such equity financing. The Company has not conducted a third-party valuation in connection with the Offering,

In the future, the Company may retain third-party valuation firms to perform valuations of its stock based on a set of factors that may include the following: price of other securities offered by the Company, the Company's financial condition, general market conditions, the Company's business performance and projections, the Company's stage of maturity, the Company's competitive landscape, general economic conditions.

SAFE Risks

Indefinite or delayed conversion

The SAFE will convert to equity if the company raises more equity. If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

No Voting Rights

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You will have no ability to control the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFEs may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment.. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, , the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

Valuation Risk

There is no present market for the SAFEs and have arbitrarily set the price. The Offering price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests.

No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

No Collective Action

There are no provisions for investors to communicate with each other or take any collective action.

Outstanding Indebtedness [24]

The Company has the following outstanding material debts.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
NA	NA	NA	NA

Table 3. Material indebtedness of the Issuer as of December 31, 2023

Other Exempt Offerings [25]

The Company has conducted other exempt offerings within the past three years.

[What other exempt offerings has the issuer conducted within the past three years?]

[If the Company HAS conducted exempt offerings, including issuance of stock of a corporation at inception under a 4(a)2 exemption, then illustrate those in the table below.]

Grantee	No Options	Exercise Price	Exercise Amount	Grant No	Grant Date	Vesting Start Date	Months Vesting	% Fully Diluted
Wellie Tabios	91,000	$ 0.11	$ 10,010.00	1	6/1/2021	6/1/2021	24	2.17%
Andres Hernandez	198,000	$ 0.11	$ 21,780.00	2	4/11/2022	4/11/2022	36	4.72%
Sean Evans	-	$ 0.71	$ -	3	4/11/2022	4/11/2022	80%, 36 mos	0.00%
Andres Hernandez	230,000	$ 0.71	$ 163,300.00	4	4/11/2022	4/11/2022	36	5.48%
Total	519,000							

Table 6: Other exempt offerings within the past three years.

Related Party Transactions [26]

The Company has no related party transactions.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

Breakwave Energy was established in 2018 and has been operating by relying on contract work from Electrical and Mechanical engineers rather than hiring full-time employees, other than the founder and other company officer, who serves as COO. This approach has allowed the company to maintain a lean organizational structure and manage expenses effectively.

Current Condition and Historical Results [28]

Historical Results of Operations:
In each year since its inception in 2018, Breakwave Energy has operated with a focus on prototyping development and engineering. The financial statements for each year may show negative net income due to the significant expenses associated with contract work and prototyping development. However, this strategy has enabled the company to control fixed labor costs and adapt quickly to project needs.

Liquidity and Capital Resources:
The company's financial condition has been characterized by the judicious use of equity to fund contract work, Prototyping development, and operational expenses. While this approach may result in negative cash flows on the financial statements, it has allowed Breakwave Energy to allocate resources efficiently.

Use of Equity:
Breakwave Energy's decision to use equity for contract work demonstrates a commitment to conserving cash and minimizing financial risk. This strategy has provided the flexibility needed to fund critical engineering projects without the burden of traditional payroll expenses.

Impact on Viability:

The use of equity to fund contract work has been essential to the viability of Breakwave Energy's business model. It has allowed the company to remain agile in its operations and allocate resources to projects as needed, ensuring that engineering milestones are achieved without the constraints of a traditional workforce.

Future Expectations:
As Breakwave Energy continues to grow and develop its technology, it may consider a combination of hiring permanent staff and utilizing contract work based on evolving project requirements. This approach can provide the company with both stability and flexibility as it pursues its growth objectives.

Material Changes or Trends:
Evolution of Business Model: Breakwave Energy has strategically shifted its business model to focus more intently on pilot projects. This adjustment involves securing sites and establishing offtake agreements prior to the deployment of our wave energy conversion systems. This methodical approach allows us to ensure all necessary conditions for successful project implementation are in place, reducing risks associated with site suitability and demand for energy.

Project Financing and Partnerships: In conjunction with our new focus on pilot projects, Breakwave Energy has also evolved its financing strategies. We have established partnerships with non-profit organizations like Isle Utilities, which will assist in providing debt financing for our projects. This collaborative approach not only enhances our funding capabilities but also aligns us with partners who share our vision for sustainable energy solutions.

Performance-Linked Debt Terms: A pivotal aspect of our revised financing model is that the loans provided for these projects are contingent upon the achievement of specific Key Performance Indicators (KPIs). These milestones are carefully designed to reflect significant progress and operational efficiency. If these KPIs are not met, the debt is forgiven. This structure is intended to align the financial and operational goals of the project, providing a safety net that reduces financial risk for Breakwave Energy and our partners.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

We currently have less than $10,000 cash reserves at this time, but we have no outstanding operational costs or debt.

How fast will the Company use its current cash resources?

Our projected timeline for the use of existing funds is less than three months.

How will funds from this raise affect your liquidity position?

It will enhance our current liquidity position.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

The CEO and founder William Lyman has personal funds to finance this in a limited capacity.

Is the Company dependent on the capital resources described above?

Currently yes, but the majority of our costs to conduct future design iterations has been taken on by colleges willing to engage in the Wave energy conversion sector.

Financial Statements and Operation Discussion

	Most Recent Fiscal Year-end December 31, 2023	Prior Fiscal year-end December 31, 2022
Total Assets:	$2,214.42	$0
Cash & Cash Equivalents:	$2,214.42	$0
Accounts Receivable:	$0	$0
Short-term Debt:	$0	$0
Long-term Debt:	$0	$0
Revenues/Sales:	$0	$0
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income:	-$12,801.17	$0
# Employees	2	2

Table 4. Financial statements as of December 31, 2023.

[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future]

Our financial performance over the last two fiscal years exhibits that we are a company in its early stages, reflected in our lack of revenue and net negative income. As of now, our assets are primarily in the IP contained within our patent and the recent design and prototyping work conducted in Erie Pennsylvania with the help of local colleges and their mechanical engineering departments. With no short-term or long-term debt, we are currently not leveraged, providing a clear runway for future financing opportunities to fuel our growth strategies.

The net negative income of -$12,801.17 is primarily due to initial operational and R&D expenditures, which are necessary outlays to establish a solid foundation for our marine energy systems. The absence of net profit is to be expected at this stage, as we are still in the process of product development and market entry.

Future Outlook:
Investors should consider that while the current financial status may not yet indicate revenue or profitability, we are actively working on several fronts to change this narrative. Initiatives include:

1. Foster ongoing partnerships with Participating colleges (Gannon University, Pennsylvania University Behrend & California State University San Marcos)
2. Partnership with AltaSea on SB 605: Driving legislative support for marine energy.
3. Applying for Department of Energy Grants: To catalyze our R&D efforts.
4. Ongoing Industry Discussions: Engaging with potential industry partners and customers to generate revenue streams through Power Purchase Agreements.
5. Establishing Quick-to-Market Revenue Streams: Identifying components of our system that can be brought to market faster than the total system, providing quicker routes to revenue generation.
6. Increasing Participation at Industry Events: Aiming to expand our network, gain insights, and foster potential partnerships.
7. Greater Access to Test Facilities: To rigorously test and improve our marine energy systems in real-world conditions.

Given these developments, we expect different financial results in future fiscal years, as these efforts begin to contribute to asset growth, revenue generation, and—ultimately—net profitability.

We anticipate a significant increase in our operating expenses due to the planned R&D activities, partnerships, and potential market entry strategies. However, these are calculated moves aimed at sustainable long-term growth and value creation for our stakeholders. By identifying and targeting components that can go to market more quickly, we aim for earlier revenue streams, thereby offsetting some of our R&D and operational expenses.

By participating in industry events, we aim to establish Breakwave Energy as a thought leader in the renewable energy sector, making it more appealing to potential investors, partners, and customers.

Overall, while the short-term financial outlook may show increased expenditures, the Company's intention is that these are investments in a sustainable and profitable future for Breakwave Energy and its stakeholders.

[Discuss any known material changes or trends in the financial condition and results of operations]

None

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

1. Customer Letters of Intent (LOIs):

- Objective: Secure and establish a series of Letters of Intent from potential customers expressing interest in our wave energy conversion systems.
- Action Plan:
    - Q1-Q2 2024: Engaged with Indonesia's National Research and Innovation Agency to discuss pilot projects in remote islands. Built the Erie prototype to 80% completion, next steps are implementing the electrical components for pilot test. Engaged with potential off takers in the Erie region for offtake agreements..
    - Q3 2024: Follow up on initial meetings and presentations with formal proposals and discussions regarding pilot project agreements.
    - Q4 2024: Aim to secure at least 3 pilot projects, providing a preliminary commitment to utilize our wave energy systems.
- Metrics for Success: Number of pilot project agreements signed, diversity of sectors represented, and potential energy capacity committed through these agreements.

2. Proof of Concept: Lake Erie Test Event (Summer 2024):

- Overview: The Lake Erie Test Event in June 2024 will serve as a crucial demonstration of the efficacy and efficiency of our wave energy conversion systems.
- Objectives:

- Our primary aim for the Lake Erie Test Event is to demonstrate the successful deployment and operation of Breakwave Energy's wave energy conversion system in a real-world marine environment, targeting a production of 500 kWh of energy.
- Collect comprehensive data on energy conversion efficiency, durability, and maintenance requirements.
- Action Plan:
  - Pre-Event (Q1-Q2 2024): Finalize design and assembly of the prototype. Conduct preliminary tests in controlled environments.
  - Event (June 2024): Execute the deployment, operation, and monitoring of the system in Lake Erie.
  - Post-Event (Q3 2024): Analyze data, prepare detailed reports, and begin incorporating feedback into future designs.
- Metrics for Success: System performance data, comparison against pre-event projections, feedback from industry experts, and media coverage of the event.

3. Upcoming Financial Targets:

- Short-term (2024-2025):
  - Achieve $124,000 in crowdfunding through the current campaign.
  - Secure initial funding or grants for further R&D and operational scaling.
- Mid-term (2025-2026):
  - Begin small-scale production based on feedback from the Lake Erie Test and customer LOIs.
  - Target $5M from pre-orders or pilot project installations.
- Long-term (2027 onwards):
  - Expand to full-scale production and deployment.
  - Establish Breakwave Energy as a leading provider in the wave energy market, targeting a revenue milestone of $20M.

4. Monitoring and Reporting:

- Updates will be provided to investors as the company deems necessary.

Is the Company's viability dependent on the Offering?

The Company's viability is not dependent on the Offering. The founder intends to continue to fund (i.e., bootstrap) the company from personal finances if no other capital is available.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers (less than $124,000; $124,000 - $618,000; more than $1,235,000); for first-time issuers the second tier is from $124,000 - $1,235,000]

2022 Tax Return Information [Only required for raises at or below $124k]

Total Income	Taxable Income	Total Tax
$0	$0	$0

The above information is provided from the Company's most recently filed tax returns in 2022. The Company asked for an extension to file its 2023 taxes.

[Mandatory Principal Executive Officer Certification Language]

I, William R Lyman, certify that:

(1) the financial statements of Breakwave Energy, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Breakwave Energy, Inc. included in this Form reflects accurately the information reported on the tax return for Breakwave Energy, Inc. filed for the fiscal year ended 2022.

DocuSigned by:

Bill Lyman

B30E6FD2B6FA437...

William R Lyman

CEO

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

dc-1132710

Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, $1600 to cover Escrow and transaction processing costs, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the

offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close,

44

except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of any pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 - Financial Statements

Balance Sheet

Income Statement

Notes to Financial Statements

Breakwave Energy

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking - 1652 - 1	2,214.42
Total Bank Accounts	**$2,214.42**
Total Current Assets	**$2,214.42**
TOTAL ASSETS	**$2,214.42**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	55.59
Preferred Stock	14,960.00
Retained Earnings	
Net Income	-12,801.17
Total Equity	**$2,214.42**
TOTAL LIABILITIES AND EQUITY	**$2,214.42**

Breakwave Energy

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
Expenses	
Bank Charges	52.00
Legal & Professional Fees	12,749.17
Total Expenses	**$12,801.17**
NET OPERATING INCOME	**$ -12,801.17**
NET INCOME	**$ -12,801.17**

Breakwave Energy

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-12,801.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -12,801.17**
FINANCING ACTIVITIES	
Opening Balance Equity	55.59
Preferred Stock	14,960.00
Net cash provided by financing activities	**$15,015.59**
NET CASH INCREASE FOR PERIOD	**$2,214.42**
CASH AT END OF PERIOD	**$2,214.42**

NOTE 1 – NATURE OF OPERATIONS

BREAKWAVE ENERGY, LLC was formed on April 24, 2018 in the State of Delaware. The financial statements of BREAKWAVE ENERGY (referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

BREAKWAVE ENERGY, LLC specializes in designing and developing wave energy conversion systems intended to create the lowest Levelized Cost of Energy (LCOE) in the renewable energy industry. Our aim is to harness the power of the ocean to generate renewable energy with an emphasis on low maintenance and high efficiency. The company is committed to contributing to the global effort against climate change by providing innovative and sustainable energy solutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting reported amounts of assets, liabilities, and expenses. Actual results could differ from these estimates. Changes in estimates are expected to occur in the near term.

Cash and Cash Equivalents
For cash flow statement purposes, highly liquid debt instruments with an original maturity of three months or less are considered cash equivalents.

Revenue Recognition
As of the current reporting period, Breakwave Energy, LLC is in the process of establishing long-term Power Purchase Agreements (PPAs) as its primary revenue source. While the Company has not yet commenced revenue generation, it is actively engaged in negotiations and arrangements for PPAs with various entities. These agreements, once finalized, will commit purchasers to buy energy produced by Breakwave Energy's wave energy conversion systems over a set period, providing a stable and predictable revenue stream.

Revenue from these long-term PPAs will be recognized in accordance with U.S. GAAP, specifically adhering to the criteria that:

1. Persuasive evidence of an agreement exists,
2. The service has been performed or is being performed,
3. The sale price is fixed or determinable, and
4. Collection of the sale price is reasonably assured.

Stock Based Compensation

The Company accounts for stock-based compensation to employees and non-employees under ASC 718 and ASC 505, respectively, using the Black-Scholes model for valuation.

Income Taxes

As a C-Corporation, the Company is subject to U.S. federal tax law.

Concentration of Credit Risk

Cash is maintained with a major U.S. financial institution, with balances insured up to $250,000 by the FDIC. Balances may occasionally exceed insured limits.

NOTE 3 – DEBT

There are no outstanding debt commitments.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

In 2022, the following significant stock issuances occurred, which are material events affecting the equity structure of the company:

1. Josh Cameron: Issued fully vested common stock on 26-Sep-2022.
   - Shares Issued: 115,385
   - Percentage Ownership without Option Pool: 3.1872%
   - Percentage Ownership with Option Pool: 2.7504%
   - Type of Stock: Fully Vested Common
2. Jason Ronis: Issued fully vested common stock on 18-Sep-2022.
   - Shares Issued: 115,385
   - Percentage Ownership without Option Pool: 3.1872%
   - Percentage Ownership with Option Pool: 2.7504%
   - Type of Stock: Fully Vested Common
3. George Strobel: Issued restricted common stock on 21-Apr-2022, subject to a 5-year vesting schedule.
   - Shares Issued: 121,000
   - Percentage Ownership without Option Pool: 3.3423%

- Percentage Ownership with Option Pool: 2.8842%
- Type of Stock: Restricted Common (5-year vesting)

These issues reflect adjustments in the company's equity structure and are part of our broader strategy to align the interests of key personnel with the long-term goals of the company. Each issuance has been made in accordance with the terms set out in the employment and incentive agreements of the respective recipients.

Breakwave Energy

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
Expenses	
Dues & subscriptions	192.50
Legal & Professional Fees	9,900.00
Total Expenses	**$10,092.50**
NET OPERATING INCOME	**$ -10,092.50**
NET INCOME	**$ -10,092.50**

Breakwave Energy

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-10,092.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -10,092.50**
FINANCING ACTIVITIES	
Preferred Stock	8,000.00
Net cash provided by financing activities	**$8,000.00**
NET CASH INCREASE FOR PERIOD	**$ -2,092.50**
Cash at beginning of period	2,214.42
CASH AT END OF PERIOD	**$121.92**

Breakwave Energy

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking - 1652 - 1	121.92
Total Bank Accounts	**$121.92**
Total Current Assets	**$121.92**
TOTAL ASSETS	**$121.92**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	55.59
Preferred Stock	22,960.00
Retained Earnings	-12,801.17
Net Income	-10,092.50
Total Equity	**$121.92**
TOTAL LIABILITIES AND EQUITY	**$121.92**

NOTE 1 – NATURE OF OPERATIONS

BREAKWAVE ENERGY, LLC was formed on April 24, 2018 in the State of Delaware. The financial statements of BREAKWAVE ENERGY (referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

BREAKWAVE ENERGY, LLC specializes in designing and developing wave energy conversion systems intended to create the lowest Levelized Cost of Energy (LCOE) in the renewable energy industry. Our aim is to harness the power of the ocean to generate renewable energy with an emphasis on low maintenance and high efficiency. The company is committed to contributing to the global effort against climate change by providing innovative and sustainable energy solutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting reported amounts of assets, liabilities, and expenses. Actual results could differ from these estimates. Changes in estimates are expected to occur in the near term.

Cash and Cash Equivalents
For cash flow statement purposes, highly liquid debt instruments with an original maturity of three months or less are considered cash equivalents.

Revenue Recognition
As of the current reporting period, Breakwave Energy, LLC is in the process of establishing long-term Power Purchase Agreements (PPAs) as its primary revenue source. While the Company has not yet commenced revenue generation, it is actively engaged in negotiations and arrangements for PPAs with various entities. These agreements, once finalized, will commit purchasers to buy energy produced by Breakwave Energy's wave energy conversion systems over a set period, providing a stable and predictable revenue stream.

Revenue from these long-term PPAs will be recognized in accordance with U.S. GAAP, specifically adhering to the criteria that:

1. Persuasive evidence of an agreement exists,
2. The service has been performed or is being performed,
3. The sale price is fixed or determinable, and
4. Collection of the sale price is reasonably assured.

Stock Based Compensation

The Company accounts for stock-based compensation to employees and non-employees under ASC 718 and ASC 505, respectively, using the Black-Scholes model for valuation.

Income Taxes

As a C-Corporation, the Company is subject to U.S. federal tax law.

Concentration of Credit Risk

Cash is maintained with a major U.S. financial institution, with balances insured up to $250,000 by the FDIC. Balances may occasionally exceed insured limits.

NOTE 3 – DEBT

There are no outstanding debt commitments.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

In 2022, the following significant stock issuances occurred, which are material events affecting the equity structure of the company:

1. Josh Cameron: Issued fully vested common stock on 26-Sep-2022.
   - Shares Issued: 115,385
   - Percentage Ownership without Option Pool: 3.1872%
   - Percentage Ownership with Option Pool: 2.7504%
   - Type of Stock: Fully Vested Common
2. Jason Ronis: Issued fully vested common stock on 18-Sep-2022.
   - Shares Issued: 115,385
   - Percentage Ownership without Option Pool: 3.1872%
   - Percentage Ownership with Option Pool: 2.7504%
   - Type of Stock: Fully Vested Common
3. George Strobel: Issued restricted common stock on 21-Apr-2022, subject to a 5-year vesting schedule.
   - Shares Issued: 121,000
   - Percentage Ownership without Option Pool: 3.3423%

- Percentage Ownership with Option Pool: 2.8842%
- Type of Stock: Restricted Common (5-year vesting)

These issues reflect adjustments in the company's equity structure and are part of our broader strategy to align the interests of key personnel with the long-term goals of the company. Each issuance has been made in accordance with the terms set out in the employment and incentive agreements of the respective recipients.

BYLAWS
OF
IMPERIUM TERRA SOLUTIONS, INC.

Article 1
Offices

Section 1.1 Offices. Imperium Terra Solutions, Inc. (the **"Company"**) may have offices at such places, both within and without the State of Delaware, as the board of directors of the Company (the **"Board of Directors"**) from time to time shall determine or the business of the Company may require.

Section 1.2 Books and Records. Any records maintained by the Company in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Article 2
Meetings of the Stockholders

Section 2.1 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.2 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.3 Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.4 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the meeting as of the record date for notice of such adjourned meeting.

Section 2.5 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Company not less than ten days nor more than 60 days before such meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally or mailed to the stockholders at their address appearing on the books of the Company. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of

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meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 2.6 List of Stockholders. The officer of the Company who has charge of the stock ledger shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Company registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, at the principal place of business of the Company. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Company shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.7 Quorum. Unless otherwise required by law, the Certificate of Incorporation of the Company (the **"Certificate of Incorporation"**) or these bylaws, at each meeting of the stockholders, a majority in voting power of the outstanding shares of the Company entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in **Section 2.4**, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.8 Conduct of Meetings. The Board of Directors of the Company may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of stockholders, the President, or in his or her absence or inability to act, the person whom the President shall appoint, shall act as Chairman of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the Chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the Chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such Chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the Chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Company, their duly authorized and constituted proxies or such other persons as the Chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.9 Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation the election of directors shall be by written ballot and shall be decided by a plurality of the votes cast at a

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meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation or these bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall by decided by the vote of the holders of a majority of the votes cast in favor of such action at a meeting of the stockholders by the holders of stock entitled to vote thereon. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Company a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 2.10 Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Company, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11 Written Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Company by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this **Section 2.11**, written consents signed by a sufficient number of holders to take action are delivered to the Company as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company.

Section 2.12 Fixing the Record Date.

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(a)   In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b)   In order that the Company may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action. Delivery shall be by hand or by certified or registered mail, return receipt requested.

(c)   In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Article 3
Board of Directors

     Section 3.1 General Powers. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Company.

     Section 3.2 Number; Term of Office. The Board of Directors shall consist of 3 members. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification or removal.

     Section 3.3 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of

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Directors, although less than a quorum. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director's death, resignation or removal.

Section 3.4 Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Company. Such resignation shall take effect at the date of receipt of such notice by the Company or at such later time as is therein specified.

Section 3.5 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its Chairman.

Section 3.6 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the Chairman or the President on at least 24 hours notice to each director given by one of the means specified in **Section 3.9** hereof other than by mail or on at least three days notice if given by mail. Special meetings shall be called by the Chairman or the President in like manner and on like notice on the written request of any two or more directors.

Section 3.7 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this **Section 3.7** shall constitute presence in person at such meeting.

Section 3.8 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in **Section 3.9** hereof other than by mail, or at least three days notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.9 Notices. Subject to **Section 3.6** and **Section 3.10** hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Company, facsimile, email or by other means of electronic transmission.

Section 3.10 Waiver of Notice. Whenever the giving of any notice to directors is required by applicable law, the Certificate of Incorporation or these bylaws, a waiver thereof, given by the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.11 Organization. At each meeting of the Board of Directors, the Chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant Secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

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Section 3.12 Quorum of Directors. The presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.13 Action By Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.14 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.15 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company and may authorize the seal of the Company to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

Article 4
Officers

Section 4.1 Positions and Election. The officers of the Company shall be elected by the Board of Directors and shall include a president, a treasurer and a secretary. The Board of Directors, in its discretion, may also elect a Chairman (who must be a director), one or more vice chairmen (who must be directors) and one or more vice presidents, assistant treasurers, assistant Secretaries and other officers. Any individual may be elected to, and may hold, more than one office of the Company.

Section 4.2 Term. Each officer of the Company shall hold office until such officer's successor is elected and qualifies or until such officer's earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Company may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.3 The President. The president shall have general supervision over the business of the Company and other duties incident to the office of president, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case.

Section 4.4 Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the Chairman of the Board of Directors or the president.

Section 4.5 The Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president. The secretary shall keep in safe custody the seal of the Company and shall see that it is affixed to all documents, the execution of which, on behalf of the Company, under its seal, is necessary or proper, and when so affixed may attest the same.

Section 4.6 The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall cause to be kept full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Company as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her or her transactions as treasurer and of the financial condition of the Company.

Section 4.7 Duties of Officers May be Delegated. In the case of the absence of any officer, or for any other reason that the Board of Directors may deem sufficient, the president or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

Article 5
Stock Certificates and their Transfer

Section 5.1 Certificates Representing Shares. The shares of stock of the Company shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates such certificates shall be in the form approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Company by the Chairman, any vice Chairman, the president or any vice president, and by the secretary, any assistant secretary, the treasurer or any assistant treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Company with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 5.2 Transfers of Stock. Stock of the Company shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Company only by the person named as the holder thereof on the stock records of the Company, by such person's attorney lawfully constituted in writing, and in the case of shares represented by a certificate upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Company for any purpose until it shall have been entered in the stock records of the Company by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Company, the Company may

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recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.3 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.4 Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Company alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative to give the Company a bond sufficient to indemnify it against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

Article 6
General Provisions

Section 6.1 Seal. The seal of the Company shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

Section 6.2 Fiscal Year. The fiscal year of the Company shall be determined by the Board of Directors].

Section 6.3 Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Company shall be signed, endorsed or accepted in the name of the Company by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 6.4 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Company may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of stock of the Company, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 6.5 Conflict With Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

Article 7
Excluded Opportunities

Section 7.1 Excluded Opportunities. The Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (a) any director of the Company who is not an employee of the Company or any of its subsidiaries, or (b) any holder of Common Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Company or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Company.

Rev:

Article 8
Amendments

8.1 Amendments. These bylaws may be amended, altered, changed, adopted and repealed or new bylaws adopted by the Board of Directors. The stockholders may make additional bylaws and may alter and repeal any bylaws whether such bylaws were originally adopted by them or otherwise.

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
Imperium Terra Solutions, Inc.

Imperium Terra Solutions, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Imperium Terra Solutions, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended said Article shall be and read as follows:

FIRST: The name of the corporation is: Breakwave Energy, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Imperium Terra Solutions, Inc. has caused this certificate to be signed by its Authorized Officer this 09 day of MAR, 2023.

BY: _____ -Signature

Name: William Rankin Lyman _____ -please print
Authorized Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:37 PM 03/13/2023
FILED 03:37 PM 03/13/2023
SR 20230968744 - File Number 6857996

Appendix 3 – Subscription Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.


BREAKWAVE ENERGY, INC.

SAFE

(Simple Agreement for Future Equity)


THIS CERTIFIES THAT in exchange for the payment by the investor set forth on the signature page hereto (the "**Investor**") of the amount set forth on the Investor signature page hereto (the "**Purchase Amount**") on or about the date set forth on the Company signature page hereto (the "**Issuance Date**"), Breakwave Energy, Inc., a Delaware corporation (the "**Company**"), issues to the Investor the right to certain equity of the Company, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $10,000,000.00.

The "**Discount**" is 20%

The "**Discount Rate**" is 80%

See **Section 2** for certain additional defined terms.

1.   *Events*

(a) **Equity Financing**. If there is an Equity Financing surpassing a minimum threshold of $1,000,000 and before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of Equity Interests equal to the Purchase Amount divided by the Discount Price; or (2) the number of Equity Interests equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into Equity Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the cash purchasers of Equity Interests, with appropriate variations for the Equity Interests issued to Safe holders, if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Equity Interests equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating preferred Equity Interests. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Interests);

(ii) On par with payments for other Safes, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Equity Interests.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Equity Interests and other Safes who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Equity Interests basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Equity Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Equity Interests basis):

- Includes all Equity Interests issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Equity Interests.

"**Direct Listing**" means the Company's initial listing of its equity (other equity not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing equity of the Company for resale, as approved by the Company's directors or similar management body. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Equity Interests sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Equity Interests, the amount of such dividend that is paid per Equity Interest multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Equity Interests at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Equity Interests**" means Preferred Stock of the Company; *provided* that, in the case of a conversion under Section 1(a) above, such Preferred Stock will take the form of a shadow series of non-voting equity interests, with rights and preferences identical in all respects to the Equity Interests issued in relevant Equity Financing, except (i) with respect to the original issue price and liquidation preference thereof, which shall reflect the Safe Price, and (ii) with respect to changes or limitations of any other rights or preferences as may be necessary or advisable to enable the Company to comply with Regulation CF.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of equity of the Company pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Equity Interests basis):

- Includes all Equity Interests issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation Equity Interests) where the holders of such securities are receiving Cash-Out

Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

● Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the lower of (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization, or (ii) the price per share of equity interest equal to the fair market value of the Equity Interests at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Offering Disclosure Documents**" means the Form C submitted by the Company to the SEC, together with all related attachments and disclosures thereto, which are summarized in Appendix 1 hereto.

"**Options**" includes options, restricted equity awards or purchases, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Equity Interests' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Raise Green**" means Raise Green, Inc.

"**Regulation Crowdfunding**" means Regulation Crowdfunding, as adopted by SEC under the Securities Act and the Securities Exchange Act of 1934.

"**Safe**" means an instrument containing a future right to Equity Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Unissued Option Pool**" means all Equity Interests that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized and existing under the laws of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) The Company has all requisite power to execute and deliver this Agreement, and

to carry out and perform its obligations under the terms of this Agreement (subject to Section 3(d)). This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms

(c) The Safes, when authorized and issued in compliance with the provisions of this Agreement, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Safes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Interests issuable pursuant to Section 1.

4. *Investor Representations*

(a) The Investor is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Safe, all as described in the Offering Disclosure Documents.

(b) The Investor (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Safe.

(c) The Investor can bear the economic risk of the purchase of the Safe, including the total loss of the Investor's investment in the Safe, and has adequate means for the Investor's current needs and possible contingencies and has no need for liquidity in this investment.

(d) Any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Investor anticipates no material adverse change to that condition.

(e) All of the information the Investor has provided in this Agreement is complete, true, and correct in all material respects.

(f) Including the Purchase Amount, in the past 12-month period the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(g) Updates and Reliance. The Investor shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Investor in this Agreement occurring prior to the Issuance Date. The Investor understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Investor to Raise Green and in this Agreement.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature

page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Equity Interests for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company equityholder or rights to vote for the election of directors or on any matter submitted to Company equityholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until equity interests have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding Equity Interests (that is not payable in Equity Interests) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   This Safe and the rights under this Safe are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 2 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions).

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in California and agree that venue shall lie exclusively in San Diego County, California.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)   The Investor shall indemnify, hold harmless and defend (i) the Company, (ii) the members or other owners of the Company, (iii) Raise Green, and (iv) the other Safe holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Investor's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Investor in this Agreement or in connection with any other Offering Disclosure Documents.

(i)   The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(j)   This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signatures Appear on Next Pages]

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered as of the Issuance Date.

By (Signature*): _____

Print Name: _____

Purchase Amount (i.e. Subscribed Securities) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Investor's Notice Address:

Investor Name: _____

Mailing Address: _____

_____

Email: _____

*Subscription Agreement -- **Investor Signature Page**

DC-1133162

The offer to purchase Subscribed Securities as set forth on the Investor Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, in the Purchase Amount, as set forth on the Investor signature page, as of the Issuance Date set forth below.

BreakWave Energy, Inc.

By: _____

Print Name: William Lyman_____

Title: CEO_____

Issuance Date: _____ **(Close Date +1)**

Subscription Agreement -- <u>Company Signature Page</u>

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

MOFOSAFE11.14.22

Appendix 1 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the <u>SEC EDGAR</u> database.

Type in **Breakwave Energy, Inc.** in the "company and person lookup" box.

The Company's Offering page that can be found on <u>www.raisegreen.com</u> has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 2 Restrictions on the Transfer or Sale of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At any time after the Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 – Offering Page

Video Transcript

[William: 00:10]: "[All right!]"

[William: 00:30]: "[This is the future of renewable energy from waves.]"

[Andres: 00:34]: "[What's going on? We're here in Pennsylvania. We're putting this thing together, making it happen.]"

[William: 00:41]: "[We've got the help of the mechanical engineers from Penn State Behrend. We've had what we need to configure from Cal State San Marcos as it pertains to the height we need for the electrical generation. And so I know it looks pretty crazy, but this is a working prototype. We're confident that it'll successfully test in the waves here of Erie.]"

[William: 01:07]: "[We've stressed it past what's available surf size here...]"

[Andres: 01:10]: "[10 pound weight.]"

[William: 01:11]: "[So we're pretty confident and we are lifting weight successfully. We've done several runs. Our surf catch is suspended below our boom crane and our boom crane is hooked to our structure. And behind that is our weight transfer unit. As a wave hits the surf catch, it will travel shoreward underneath the boom, guided by the guidelines and pulling the power cable hooked up to the weight in the weight transfer unit.]"

[Andres: 01:40]: "[Builds the wave. Builds the wave. Go, go, go. Go, go, go. Lifting the weight surf, weight transfer unit. That's it. That was one wave.]"

[William: 01:51]: "[As you can tell, we moved a minimal amount of weight with a surf catch. But this is a prototype and it is a dry run. But our plan is to use the surf catch in ever-increasing size of surf lifting, immense amount of more of weight. So we have at this time a working prototype.]"

[Andres: 02:09]: "[Yeah.]"



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Breakwave Energy
Climate Impact SAFE
Harnessing the Power of the Ocean: Clean, Efficient Wave Energy

$10K   **$124K**
Minimum Offering Size   Maximum Offering Amount



<   OVERVIEW   BUSINESS PLAN   TERMS AND FINANCIALS   RISKS AND DISCLOSURES   DOCUMENTS   VIDI   >



Breakwave Energy, Inc.
A hydroelectric wave-energy provider

Simple Agreement for Future Equity (SAFE)

Equity Interests: Preferred Stock

Valuation Cap: Post- Money

20% Discount

$10,000,000.00 Valuation Cap

Target Offering Amount of $10,000 to a Maximum Offering Amount of $124,000

Raise Green

Core Highlights

- Breakwave is innovating onshore wave energy solutions to provide renewable power with low maintenance costs.
- First prototype in Erie, PA. is 80% complete. Negotiations for pilot projects in Indonesia are in progress.
- Founded and led by a retired Navy SEAL, Breakwave's team of ocean operation and dynamics experts, along with skilled mechanical and electrical engineers, uniquely positions the company for success in the ocean energy industry.
- Funding aims to enhance Erie R&D, finalize the prototype, and initiate pilot projects in Indonesia, India, and the Canary Islands.
- Engineering labs from Cal State San Marcos, Gannon, and Pennsylvania University support the company's advancements, tapping into some of the latest technologies .
- Unlike competitors with mostly deeper water-based systems, Breakwave's primarily shore-based system aims to minimize maintenance and infrastructure costs and marine ecosystem disruption.
- Company is targeting desalination and wastewater treatment plants, along with military bases like the US Navy. Applies to the 40% of the global population that lives near coasts.
- With global shifts towards sustainable energy, such as Indonesia's 2050 renewable energy commitment, Breakwave's technology could significantly contribute to meeting worldwide energy demands, including those that are remote and will suffer the impacts of climate change most.
- Potential returns for investors may arise in Breakwave's next fundraising phase. Post-prototype, the company plans to secure long-term power purchase agreements at pilot sites, offering various investor exit opportunities.
  A SAFE (Simple Agreement for Future Equity) provides investors an avenue into the wave energy sector, allowing Breakwave flexibility to meet future demands.

"The ocean is chaos in the purest form, destroying everything in its path. True business sense and practicality dictate harnessing its vast power near shore, where we can keep complex components safely out of the water."
-William R. Lyman, Founder of Breakwave Energy

Spread the Word!



The Problem

Problem 1

Renewable Energy Limitations

Wind, solar, and competing wave energy converters suffer from inconsistent energy production and high levelized costs of electricity (LCOE)



Wind
Wind Power is **inconsistent**, and maintenance is **expensive**

Solar
Solar is **limited** to daylight hours and only works optimally in the equatorial zone

Other Wave Energy Converters
Other WEC technologies suffer from **complicated** designs, **high-risk** deployment and **excessive maintenance** costs

End User Problem
Industrial **desalination wastewater treatment plants** and the **military** all have energy needs that require resiliency, **cost efficiency** consistency, and government mandates that require them to move towards green energy.

Problem 2

Competing Wave Energy Converters have High Costs

Industry Problem

Wave Energy Converters (WECs) are **expensive to maintain** with LCOEs between $0.35 upwards of $0.65 per kwh.

- **Traditional designs are unrealistic** and include high risk placement of infrastructure in arguably the toughest environment in the world.
- If Wave energy converters are not placed on the shore, they only **capture a fraction of the energy available** from waves.





Competitor's LCOEs
$0.35 – $0.65 per kwh*

*Source: National Ocean Economics Program (NOEP)   4

The Solution

Breakwave Energy offers what it believes to be a groundbreaking shore-mounted wave energy conversion system, underscored by the Company's advanced project along the shores of Lake Erie. This system is designed to leverage the powerful energy of ocean waves in the nearshore or surfzone*, transforming it into clean, renewable electricity. Distinguishing itself from traditional offshore methods, Breakwave's believes its approach delivers superior efficiency, cost savings, and low maintenance demands.

Solution – Wedge 1

- All complex components are outside of the water
- Our design captures waves at peak impact
- We have the lowest maintenance costs compared to the competition
- Ease of installation compared to other technologies in the market
- Scalability
  Installations can be modified to fit coastal conditions or specific client level of energy requirement


Target LCOE
$0.06-.10 per kwh


How Does It Work: Wave Energy Converter
Tower Boom
2
1
3
Wave Catch
Turbine
Weight Transfer Unit

1. A wave hits the Wave Catch propelling it to shore.
2. Cabling system connecting the wave catch to activates the Weight Transfer Unit enabling gravity-based energy storage.
3. Upon reaching the energy threshold, the weight is released, driving a turbine, desalination system, or dredging equipment


Turbines / Energy Storage
Boom Crane
Deflective Wall



Wave Actuating Foils
(These are under water 6-8 ft/ 3 Meters)

Surf Catch

Breakwave believes its Erie project, currently 80% complete and moving towards in-water testing, stands on the cusp of a significant breakthrough. With a dedicated testing site on Lake Erie and a high-quality fabrication facility for the Company's buildout, Breakwave is planning for a pivotal demonstration event on June 1st to highlight the system's robust design, engineered to optimize energy conversion and ensure dependable power production.





Prototype Structure
Erie, PA
April, 2024

Boom Crane (30 ft.)

8 ft.

Weight Transfer Unit (WTU)

Wave Catch

Upon the successful completion of the Erie project, Breakwave Energy intends to commence with manufacturing for pilot projects globally. These pilots, positioned in strategically selected locations, are intended to demonstrate Breakwave's technology's scalability and efficiency on a wider scale.

This next step is critical, Breakwave believes, not only for validating the Company's technological advancements but also for propelling it towards the next round of investment. Momentum generated from these successes may enable Breakwave Energy to expand its footprint in the renewable energy market, showcasing the viability and environmental benefits of the Company's wave energy solution.

Breakwave believes its commitment to environmental sustainability is paramount. By minimizing the need for offshore infrastructure and emphasizing shore-based deployment, the Company aims to reduce ecological disruptions, supported by thorough environmental assessments.

Breakwave Energy's technology seeks to have broad applications, from energizing coastal and remote communities to facilitating essential services like desalination and wastewater treatment. Tailored to meet diverse energy demands, the Company's system intends to represent a scalable, eco-friendly alternative pivotal for the future of renewable energy, with the Erie project aiming to exemplify Breakwave's ambition and potential impact.

https://rwu.pressbooks.pub/webboceanography/chapter/10-3-waves-on-the-shore/#:~:text=When%20the%20wave%20touches%20the,decreases%2C%20the%20wave%20height%20increases



Video Caption. This early prototype will be enhanced with advanced materials and sensors, funded through this crowdfunding raise.

The Opportunity

Breakwave Energy believes there is immense opportunity to establish shoreline power sites globally, by entering into competitive long-term PPAs with both private entities and utilities.

The Company's believes its target 'Behind the Meter' customers, including desalination and wastewater treatment plants, along with military bases like the US Navy, underscore its potential.

With potential access to over 1600+ global sites, Breakwave's strategy not only seeks to diversify its customer base but also aims to strengthen its position in the renewable energy market, to implement sustainable and reliable power solutions tailored to meet the specific needs of these critical infrastructures.

Competition

	CALWAVE	INGINE	OSCILLA power	Eco Wave Power	BREAKWAVE ENERGY
Scalability					X
Low Maintenance	X	X			X
Free of Navigation Hazards					X
Natural Disaster Resiliency					X
Does Not Require Subsea Cable Routes		X		X	X

Community, Economic, and Environmental Impacts

Community Benefit

By supporting the development of sustainable energy sources, the Company intends to create local job opportunities, stimulate economic growth, and foster a more resilient and self-sufficient energy infrastructure. Breakwave Energy's commitment to environmental stewardship and community engagement aims to make a positive and lasting impact on the communities where the Company's projects are deployed.

Economic Value

Breakwave Energy is committed to creating long-term economic value in the markets where the Company intends to operate. By harnessing the power of wave energy, the Company intends to contribute to the diversification of the energy mix and reduce reliance on traditional fossil fuels. The Company believes this transition to clean, renewable energy sources will not only promote environmental sustainability but will also stimulate economic growth and job creation in the green energy sector. Breakwave Energy believes its innovative wave energy solutions have the potential to revolutionize the energy industry, attracting investments, driving technological advancements, and opening up new market opportunities. By establishing a sustainable and scalable business model, the Company intends to make a lasting economic impact, foster local and global partnerships, and contribute to the growth of a vibrant and prosperous renewable energy market

Environmental Impact

Breakwave Energy aims to make a significant impact on the environment in two key ways. First, the Company believes its wave energy technology will offer a clean and renewable energy source, reducing carbon emissions and helping combat climate

carbon emissions and helping combat climate change. By displacing fossil fuel-based electricity generation, the Company intends for its technology to actively contribute to the reduction of greenhouse gas emissions and the transition to a low-carbon economy.

Second, Breakwave Energy is committed to protecting coastal ecosystems through the intention of innovating new ways to monitor and mitigate erosion. The Company's team is actively researching and developing techniques to quantify and monitor coastal erosion, allowing it to better understand and mitigate its environmental impacts. By focusing on the preservation of coastal areas, the Company aims to maintain the ecological balance and long-term sustainability of these valuable marine environments.

Other Impact

Breakwave Energy is dedicated to addressing energy access challenges in remote and developing nations. The Company's wave energy solutions aim to offer a reliable and sustainable source of power, providing electricity to coastal communities that are currently underserved or reliant on expensive and environmentally harmful energy sources.

By deploying its technology in remote and developing regions, Breakwave Energy intends to contribute to economic development, improve quality of life, and promote energy independence. The Company believes that its solutions have the potential to unlock new opportunities for education, healthcare, and economic growth, empowering communities and fostering long-term sustainability.

Through Breakwave Energy's focus on providing clean and affordable energy to remote and developing nations, the Company aims to make a meaningful impact on global energy inequality and intends to contribute to a more equitable and sustainable world.

Why Now

- The Department of Energy's Waterpower Technologies Office is spending over $50M in innovation research to advance marine energy innovation
- Breakwave Energy is a service-disabled veteran owned company that enhances its ability to attain non-dilutive government funding.
- Wave energy has never been properly utilized as an energy source due to risk aversion and lack of nearshore testing
- We have technology that can be scaled now to produce revenue
- 40% of the world population lives in coastal areas, vulnerable to climate change


US Pokes The Sleeping Giant Of Ocean Wave Energy
DOE Announces $25 Million for Cutting-Edge Wave Energy Research
The Energy Tech Turning Waves Into Drinking Water
Wave energy sees ripples of activity in the U.S.
Riding a new wave of funding, the fledgling industry that aims to harness the power of the sea to produce electricity is coming to a crucial inflection point in its long haul toward commercialization.
MW PacWave South wave energy test site off the Oregon coast have garnered a combined $25 million in federal funding to support technology research, development, and demonstration at the trailblazing facility.

Team



William Lyman



Bill Lyman
CEO

Bill Lyman, a retired Navy SEAL and big wave surfer, boasts over 25 years of mastery in navigating extreme ocean conditions. His military tenure is distinguished by specialized over-the-beach reconnaissance of foreign shorelines and operating mixed gas submersibles launched from nuclear submarines. Unique to his experience are several 8 hour and 24 hour dives, providing him with an intimate and unparalleled understanding of the ocean's depths. This rare, in-depth knowledge, shared by only a few worldwide, furnishes Bill with an exceptional grasp of ocean dynamics crucial to designing Breakwave Energy's technology. His SEAL background, marked by precision, resilience, and adaptability, alongside his passion for big wave surfing, forms the foundational expertise driving Breakwave Energy's innovative approach to efficiently and sustainably harness wave energy.

Since retiring from the Navy, Bill has been actively involved in the startup and government contracting sectors, leveraging his expertise in leadership and strategic operations. He holds a Masters degree in Organizational Leadership from National University and an Executive MBA from the University of Southern California (USC).

With his unique blend of military and business background, Bill plays a pivotal role in driving the success of Breakwave Energy, overseeing critical aspects of the Company's operations and utilizing his deep understanding of ocean dynamics and entrepreneurial acumen.



Andres Hernandez
Head of Solar

Andres, as the COO of Breakwave Energy, steers the operational helm with a wealth of expertise from managing large-scale real estate portfolios to advising cleantech companies. His recent endeavors include leading negotiations for hydrogen production projects, further showcasing his adeptness in forging pivotal agreements. As the lead negotiator for Breakwave's global pilot projects, Andres's strategic acumen has been instrumental in navigating the complexities of international energy agreements.

His role is central to enhancing operational efficiency, refining processes, and executing the company's strategic vision. Andres's extensive background in finance and technology management is a cornerstone of Breakwave Energy's growth, enabling the identification of lucrative investment avenues and the judicious allocation of resources.

Drawing from his disciplined U.S. Marine Corps experience, Andres embodies a focused and results-driven leadership style. His emphasis on teamwork, adaptability, and meticulousness fuels Breakwave Energy's drive towards innovation in the marine energy sector.

Under Andres's guidance, Breakwave Energy is poised to make significant strides in revolutionizing wave energy, underpinning the company's commitment to a sustainable and energy-efficient future.



Hamed Nademin, Ph.D.
Lead Electrical Engineer

Hamed, with his distinguished Ph.D. in power electronics from NTNU, is the architect behind Breakwave Energy's cutting-edge electrical systems



Breakwave Energy's cutting-edge electrical systems. His impressive tenure includes partnerships with Siemens' Power Electronic Center, research at Virginia Tech, and innovation at ABB's Industrial Automation Division. Hamed's expertise in developing sophisticated multilevel converters has been pivotal to our technology's efficiency and reliability, propelling us to the forefront of the wave energy sector.



Kurt Talke, Ph.D.
Lead Mechanical Engineer

Kurt Talke, a dual-degree holder from UC Berkeley in Mechanical Engineering and Material Science and a Ph.D. from UC San Diego, is at the vanguard of Breakwave Energy's design and innovation. His varied career from Delta Design to pioneering military robotics at NIWC Pacific, and his advanced research funded by the DoD SMART Scholarship, underpin his mastery in dynamic systems. At Breakwave, his contributions are fundamental to our leading-edge automation and control systems, solidifying our tech's robustness. Holding seven patents, Kurt's innovative spirit and deep technical knowledge are critical in propelling us to the forefront of wave energy conversion.

Testimonials



There are a lot of emerging offshore renewable energy technologies that are coming to market, but few are as novel as Breakwave's onshore wave energy converter systems. And the sharp, innovative focus coming Breakwave's founders, Bill Lyman and Andres Hernandez, is a force of nature. This will be an exciting company to watch!

–Matt Classen, TMA BlueTech



Breakwave Energy is a valued participant in public advocacy activities led by AltaSea to promote the advancement and adoption of wave and tidal energy technology in California. The collaboration and partnership Breakwave Energy demonstrates within the industry is exemplary and just the type of mindset needed to accelerate the proliferation of this vital clean energy in the face of climate change.

–Terry Tamminen, AltaSea

Partnerships



In conjunction with our new focus on pilot projects, Breakwave Energy has also evolved its financing strategies. We have established partnerships with non-profit organizations like Isle Utilities, which would assist in providing debt financing for our projects. This collaborative approach not only enhances our funding capabilities but also aligns us with partners who share our vision for sustainable energy solutions.

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Appendix 5 – Testing the Waters Materials



Company Purpose

BREAKWAVE ENERGY


The ocean is
energy in
the purest form

Breakwave Energy designs wave to energy converter (WEC) systems that work with the ocean rather than against it.

64%

2,640 terawatt-hours

64% of the United States energy needs break off the coast each year.

U.S. Energy Information Administration

2

Problem 1

Renewable Energy Limitations

Wind, solar, and competing wave energy converters suffer from inconsistent energy production and high levelized costs of electricity (LCOE)

Wind

Wind Power is **inconsistent**, and maintenance is **expensive**

Solar

Solar is **limited** to daylight hours and only works optimally in the equatorial zone

Other Wave Energy Converters

Other WEC technologies suffer from **complicated** designs, **high-risk** deployment and **excessive maintenance** costs

End User Problem

Industrial **desalination**, **wastewater treatment plants**, and the **military**, all have energy needs that require resiliency, **cost efficiency**, consistency, and government mandates that require them to move towards green energy.


BREAKWAVE
3



Problem 2

Competing Wave Energy Converters have High Costs

Industry Problem

Wave Energy Converters (WECs) are **expensive to maintain** with LCOEs between $0.35 upwards of $0.65 per kwh.

- **Traditional designs are unrealistic** and include high risk placement of infrastructure in arguably the toughest environment in the world.
- If Wave energy converters are not placed on the shore, they only **capture a fraction of the energy available** from waves.





Competitor's LCOEs
$0.35 – $0.65 per kwh*

*Source: National Ocean Economics Program (NOEP)   4

Solution – Wedge 1



 All complex components are outside of the water

 Our design captures waves at peak impact

 We have the lowest maintenance costs compared to the competition

 Ease of installation compared to other technologies in the market

 Scalability
Installations can be modified to fit coastal conditions or specific client level of energy requirement



Target LCOE $0.06–.10 per kwh

5

How Does It Work: Wave Energy Converter


Tower Boom
2
1
3
Wave Catch
Turbine
Weight
Transfer Unit

1. A wave hits the Wave Catch propelling it to shore.
2. Cabling system connecting the wave catch to activates the Weight Transfer Unit enabling gravity-based energy storage.
3. Upon reaching the energy threshold, the weight is released, driving a turbine, desalination system, or dredging equipment

Business Model

BREAKWAVE ENERGY


Focus 1

Behind the Meter
Private internal energy use

Target customers
US Navy, desalination plants, wastewater treatment plants

Benefits to this structure
- Operating arrangement, providing power to customers.
- Long-term Power Purchase Agreements.
- Capture tax benefits with depreciation and carbon credits.


Focus 2

Front of the Meter
Negotiate with utilities and governments to provide energy directly to the grid.

Target customers
Utilities, island nations, coastal areas with limited resources.

Benefits to this structure
- Long-term negotiated rates with predictability.
- Government subsidies and terms to help make the installation succeed.
- Larger footprint government as a partner

Why Now

- The Department of Energy's Waterpower Technologies Office is spending over $50M in innovation research to advance marine energy innovation

- Breakwave Energy is a service–disabled veteran owned company that enhances its ability to attain non–dilutive government funding.

- Wave energy has never been properly utilized as an energy source due to risk aversion and lack of nearshore testing

- We have technology that can be scaled now to produce revenue

- 40% of the world population lives in coastal areas, vulnerable to climate change

BREAKWAVE

US Pokes The Sleeping Giant Of Ocean Wave Energy

DOE Announces $25 Million for Cutting-Edge Wave Energy Research

The Energy Tech Turning Waves Into Drinking Water

Wave energy sees ripples of activity in the U.S.

Riding a new wave of funding, the fledgling industry that aims to harness the power of the sea to produce electricity is coming to a crucial inflection point in its long haul toward commercialization.

MW PacWave South wave energy test site off the Oregon coast have garnered a combined $25 million in federal funding to support technology research, development, and demonstration at the trailblazing facility.

Market Size

BREAKWAVE

- There are approximately 16,000 operational desalination plants, located across 177 countries, which generate an estimated 95 million m3/day of fresh water.

- The US Navy has more than 40 bases located in the US and 31 bases around the world.

- Sempra Energy operates 8 renewable energy power generation facilities in Mexico. A presence in Mexico will help Breakwave Energy connect to that grid.

	Estimated 20 Year Contract Values	Number of total sites	TAM	SAM 5% Market Share
Desalination Market	$75M	1600	$120B	$6B
US Navy	$100M	71	$7.1B	$355M
Sempra Mexico Network	$41.7M	3	$459M	$125M*

*25% of Market Share

10

Market Size of International Customers



	Percent of population without access to electricity	TAM (yearly)	SAM 5% Market Share
The continent of Africa	50%	$105B	$5.25B
Indonesia / Philippines	26%	$42B	$2.1B
India / South America	14%	$150B	$7.5B

- There are approximately 1.216 billion people in **Africa**, with 50% of the population lacking access to energy, there is huge potential for growth.

- The **Philippines and Indonesia** have over 390 million people and over 32,000 miles of coastline that could convert wave energy.

- **India & South America** are future customers that could choose wave energy over traditional sources due to ease of scalability.

11

Team



     

William R. Lyman
Founder/CEO

Retired Navy SEAL and Ocean enthusiast with 25+ years experience and knowledge of extreme ocean conditions.

Bill has worked at startup companies and Government contracting since retirement and has a Masters degree in Organizational Leadership from National University, and an Executive MBA from USC.

Andres Hernandez
COO

An experienced investor and advisor with experience in large scale $200M+ real estate portfolio transactions, advising cleantech companies, and international logistics transactions with a focus on Asia.

He is a U.S. Marine Corps Veteran and holds a Masters in Technology Management from National University.

Sameer Sirdeshpande
CTO

30+ years experience in engineering, finance, risk management, and investment banking at Schlumberger, Jefferies, Barclays Capital, Bloomberg, and Citigroup. Meng Electrical Engineering & MBA in Finance, Cornell University.

Arman Nadershahi
Legal advisor

Well versed Patent attorney with decades of experience in patent law.

Arman's experiences include, Legal Counsel for Alfred Mann Institute, Co-Founder, ThelioPulse (PLSE). Patent Attorney, formerly at Knobbe, Martens, Olson & Bear, LLP

Hamed Nademi, Ph.D.
Lead Electrical Engineer

An accomplished electrical engineer specializing in power electronics, with a Ph.D. from the Norwegian University of Science and Technology (NTNU). His notable career includes a collaborative project with Siemens' Power Electronic Center, a stint as a Visiting Researcher at Virginia Tech's Center for Power Electronics Systems, and a role in ABB's Industrial Automation Division developing multilevel converter platforms.

Kurt Talke, Ph.D.
Lead Mech. Engineer

Kurt Talke, a UC Berkeley graduate, earned dual degrees in Mechanical Engineering and Material Science (2006) and later a PhD from UC San Diego (2021). His career spans roles at Delta Design in automation, groundbreaking military robotics at NIWC Pacific, and advanced research during his Department of Defense SMART Scholarship tenure. With expertise in dynamic systems, microelectronics, and controls, he holds seven patents and numerous publications.

12

56

Engage With Us



Join us in our journey to innovation:

1. Site Surveys — Deep dive into the potential of prospective wave energy generation sites.

2. Feasibility Studies — Assess the viability and impact of our wave energy conversion systems at your coast.

Your Role and Next Steps

Collaborate with us to unlock the power of your shorelines, conducting thorough analyses to harness wave potential for a renewable energy source capable of energizing cities.

Next Steps: Secure your appointment with our team to define the project's scope and chart the course ahead.



Desired Outcomes

Finalize preliminary Letter's of Intent (LOIs) to establish Pilot Project Framework.

14

Contact





William R Lyman
bill@breakwave.energy
+1-415-517-7825

Andres Hernandez
andres@breakwave.energy
+1-619-980-9054

https://breakwave.energy



dc-1132710